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# *Media release*

Roche

05012758

SUPPL

MAIL PROCESSING
NOV 2 1 2005

Basel, 17 November 2005

## Actemra monotherapy significantly slows down damage to joints in patients with early aggressive rheumatoid arthritis

**First phase III data presented at the ACR Annual Meeting**

Roche today announced the results of the first Phase III study in rheumatoid arthritis (RA) conducted by Chugai in Japan which are being presented at the American College of Rheumatology (ACR) Annual Scientific Meeting in San Diego, USA. These data conclude for the first time that Actemra in monotherapy shows superiority to conventional disease modifying anti-rheumatic drugs (DMARDs) in inhibiting radiographic progression of joint destruction. The data also show Actemra dramatically improves the painful and disabling symptoms of patients with rheumatoid arthritis.

Actemra (tocilizumab) is a humanized anti-human interleukin-6 (IL-6) receptor monoclonal antibody that offers a novel mechanism of action and may become a new therapeutic option for the treatment of RA.

Rheumatoid arthritis is a debilitating autoimmune disease in which the lining of the joints becomes inflamed causing irreversible joint damage and destruction. Patients experience pain, stiffness, swelling and ultimately loss of mobility.

PROCESSED
NOV 23 2005
THOMSON FINANCIAL

"These data show the progression of patients' joint damage is substantially reduced over the one year period. Furthermore, the important role of IL-6 blockade is highlighted by the clinical benefits experienced in this Actemra monotherapy study. Following these impressive results, we look forward to the outcome of the large phase III programmes currently being run in Europe and the US with Actemra in combination with other anti-rheumatic drugs" commented Dr. Eduard Holdener, Head of Global Pharma Development, Roche.

dlw 11/23

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

**Media Relations Contacts:**

**Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com**

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head R&D Communications)
- Martina Rupp

Roche and Chugai are developing Actemra in collaboration with Osaka University. This co-development partnership was set up under the first licensing agreement between the two companies in 2003, where Roche was granted the right to promote in all countries except Japan, South Korea and Taiwan, and the parties would co-promote in the UK, France and Germany.

## About rheumatoid arthritis

Rheumatoid arthritis is a progressive, systemic autoimmune disease characterized by inflammation of the membrane lining in joints. This inflammation causes a loss of joint shape and function, resulting in pain, stiffness and swelling, ultimately leading to irreversible joint destruction and disability. Characteristics of RA include redness, swelling, pain, and movement limitation around joints of the hands, feet, elbows, knees and neck. In more severe cases of RA the eyes, lungs or blood vessels may be involved. RA may also shorten life expectancy by affecting major organ systems and after 10 years, less than 50% of patients can continue to work or function normally on a day to day basis. RA is one of the most common forms of autoimmune disease and affects more than 21 million people worldwide.

## About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).



**References:**

[1]Total Sharp Score (TSS) is a method by which to evaluate joint destruction of RA patients, which is calculated based on erosion score and joint space narrowing from bone x-rays.

[2]The ACR response is a standard assessment used to measure patients' responses to anti-rheumatic therapies, devised by the American College of Rheumatology (ACR). It requires a patient to have a defined percentage reduction in a number of symptoms and measures of their disease. For example, a 20 or 50% level of reduction (the percentage of reduction of RA symptoms) is represented as ACR20, ACR50 or ACR70. An ACR70 response is exceptional for existing treatments and represents a significant improvement in a patient's condition.

**Impressive results achieved with Actemra in patients with early, aggressive disease**

Of the 302 patients evaluated in this monotherapy study, patients in the Actemra arm showed significantly less radiographic joint destruction compared to patients in the DMARDs control group as measured by change in total Sharp score[1] (2.3± 5.6 vs 6.1±11.4; p=0.001). Furthermore, Actemra was superior to DMARDs in preventing both erosion and joint space narrowing. Disease Activity Scores (DAS) were 6.9 and 6.8 at baseline, Actemra and DMARDs control groups respectively, indicating very active disease. Following one year of treatment, DAS in the Actemra arm fell to 2.5 and to 5.7 in the DMARDs control group. ACR[2] response rates in the Actemra arm were significantly higher than those in the DMARDs control arm; percentages of Actemra patients achieving ACR20, 50 and 70 were 89%, 70% and 47% respectively compared to 35%, 14% and 6% respectively in the DMARDs group. Results of this magnitude have not been previously achieved in rheumatoid arthritis patients who have early aggressive disease.

**Actemra generally well tolerated**

The overall incidence of adverse events including laboratory abnormalities was 96% and 87% in the Actemra and DMARDs control arms respectively. While lipid increases were reported in the Actemra group, the mean cholesterol level stabilized around the upper limit of normal. No tuberculosis was observed and Actemra monotherapy was generally well tolerated.

**About the study**

This phase III clinical trial is a randomized trial in which 306 patients with active early rheumatoid arthritis of < 5 years' duration were allocated to receive either Actemra as a monotherapy at 8 mg/kg I.V. every 4 weeks or conventional DMARDs for 52 weeks. In the control group, the dose, type and combination of DMARDs could be varied according to disease activity, but anti-TNF agents and leflunomide were not permitted. The efficacy endpoints included change from baseline to week 52 in van der Heijde modified Sharp score, evaluated in blinded manner, and ACR response rates.

**About Actemra**

Actemra is a first-in-class humanized anti-IL-6 receptor monoclonal antibody whose novel mechanism of action may provide a new and effective form of treatment for adult RA. Phase II studies have been completed in Japan and Europe. Collaborative phase III clinical development in RA has been completed by Chugai in Japan and is underway outside Japan with more than 4000 patients expected to be enrolled in over 20 countries including several European countries and the USA.